Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario
Canada L4G 7K1
Tel: (905) 726-2462
PRESS RELEASE	Fax: (905) 726-7164
www.magna.com

MAGNA ANNOUNCES OUTLOOK

January 14, 2015, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today announced its financial outlook for 2015.  All amounts are in U.S. dollars.

2015 OUTLOOK

Light Vehicle Production (Units)
North America	17.3 million
Europe	20.3 million

Production Sales
North America	$17.6 billion - $18.2 billion
Europe	$9.0 billion - $9.4 billion
Asia	$2.0 billion - $2.2 billion
Rest of World	$0.6 billion - $0.7 billion
Total Production Sales	$29.2 billion - $30.5 billion

Complete Vehicle Assembly Sales	$2.4 billion - $2.7 billion

Total Sales	$34.4 billion - $36.1 billion

Operating Margin*	Low 7% range

Tax Rate*	25% - 26%

Capital Spending	$1.5 billion - $1.7 billion

* Excluding other expense (income), net

In addition to our 2015 sales and light vehicle production outlook above, we expect 2017 total production sales to be approximately $5 billion higher than 2015, based on assumed full year 2017 light vehicle production volumes of approximately 18.2 million units in North America and approximately 21.9 million units in Europe.  We expect the increase in total production sales to be split approximately as follows by segment: 45% in North America, 35% in Europe and 20% in Asia.

In this outlook we have assumed no material acquisitions or divestitures.  In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2014 rates.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 313 manufacturing operations and 84 product development, engineering and sales centres in 28 countries. We have approximately 131,000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

We will be making a presentation at the Deutsche Bank Global Auto Industry Conference on Wednesday, January 14, 2015 at 1:15 p.m. EST during which we will review the details of our Outlook. The presentation will be webcast and available on our website at www.magna.com. The slides accompanying the presentation will be available on our website Wednesday morning by 9 a.m. EST.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s: forecasts of light vehicle production in North America and Western Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2015; complete vehicle assembly sales; consolidated operating margin; effective income tax rate; and fixed asset expenditures.  The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; continuing economic uncertainty in various geographic regions; fluctuations in relative currency values; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, Russia, India, Thailand, Argentina and Brazil and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; exposure to, and ability to offset, volatile commodities prices; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us, including the ongoing antitrust investigation being conducted by German and Brazilian authorities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; risks arising due to the failure of a major financial institution; liquidity risks; bankruptcy or insolvency of a major customer or supplier; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov